Exhibit 107
The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate offering price for such offering is US$
2,009,499,451.96
, which is the U.S. dollar equivalent of the maximum aggregate offering price of CAD2,750,000,000, as calculated based on the Bank of Canada daily average exchange rate on February 25, 2026 of CAD1.3685 = U.S.$1.